UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number:  001-41324

AKANDA CORP.

(Name of registrant)

1a, 1b Learoyd Road

New Romney TN28 8XU, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

In connection with the 2022 Annual General and Special Meeting of Shareholders of Akanda Corp. the Company hereby furnishes the following documents:

1.	Notice of 2022 Annual General and Special Meeting of the Shareholders of Akanda Corp. which is scheduled to be held on November 22, 2022, and Management Information Circular.

2.	Proxy Card.

The information contained in this Current Report on Form 6-K, including the exhibits hereto, are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-264450 and 333-267976).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: November 14, 2022	By:	/s/ Tejinder Virk
Name: Tejinder Virk
Title: Chief Executive Officer

Exhibit Index

Exhibit No.	Description
99.1	Notice of 2022 Annual General and Special Meeting of the Shareholders of Akanda Corp. and Management Information Circular.
99.2	Proxy Card.